October 7, 2005

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Re:      TAL International Group, Inc. (the "Company")
         Registration Statement on Form S-1 (File No. 333-126317)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 3:00 p.m. EDT on Tuesday, October 11, 2005 or as soon thereafter as practicable.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
DEUTSCHE BANK SECURITIES INC.
JEFFERIES & COMPANY, INC.
   As Representatives

By:      Credit Suisse First Boston LLC

/s/ Arunas Gudaitis
-----------------------------
Title:   Director & Counsel